Form 10-K, Exhibit 13
period 1993-12-31
GTE SOUTHWEST INC
filed 1994-03-31
CIK 40874

Exhibit 13






                        ANNUAL REPORT TO SHAREHOLDERS

                                      of

                          GTE SOUTHWEST INCORPORATED

                     For the year ended December 31, 1993

PRESIDENT'S REPORT
- - -------------------------------------------------------------------------------
1993  was a year of positioning for GTE  Southwest as we continued the transition to a more competitive marketplace.

The Company took several important steps to continue as a key player in the telecommunications arena and ensure an optimistic outlook for the Company's long-term profitability.

Actions  included  a  significant commitment to  "re-engineering"  the Company's
business  processes over the next  three  years,  including consolidating   and
automating  various   business   processes   and introducing  new technology to
become more competitive. These  efforts will   dramatically  reduce  costs,
enhance  customer  service,   and accelerate the rollout of new products and
services.

GTE   Southwest's process re-engineering initiatives directly  impacted 1993 financial results, with the Company recording a one-time after-tax restructuring charge of $106 million in the fourth quarter. In addition, the Company incurred a one-time after-tax charge of $31 million associated with the early redemption of high-coupon debt. These charges contributed to a $19 million net loss for the year. Excluding these items, net income from operations would have been $118 million, or a 20 percent decrease from the prior year. This year-to-year decline is primarily attributable to increased
annual expenses of $39   million   associated   with  a  new  accounting
standard   for postretirement benefits.

Overall,  GTE   Southwest continues to maintain  a  positive  financial outlook.
Cash flow from operations was up 16 percent over 1992.


SALES AND REVENUE

The number of access lines in service in GTE Southwest's territory increased by 5.7 percent, compared to a 3.1 percent average growth reported by the Regional Bell Operating Companies. In addition, minutes of use on our network increased 7.0 percent. These volume increases were more than offset by strategic price reductions which the Company initiated in response to increased competition in key market segments. The net result was a decrease in revenues of slightly less than two percent from 1992.

 ---------------------------
|                           |
|                           |
|                           |
|                           |
|                           |
|                           |
|                           |
 ---------------------------
 JOHN C. APPEL
 President


COST AND EXPENSE REDUCTIONS

The   Company  continued  to  focus  on  reducing  costs  and  gaining
competitive  agility.  During  1993,  GTE   Southwest  refinanced  $501 million
high-coupon debt, which will result in annual interest cost savings of more than $16 million.

GTE   Southwest reduced its workforce by 8% and will realize  the  cost savings resulting from these employee reductions in the future. However, the impact of these cost cutting efforts in the current year was largely offset by the adoption of the previously mentioned new accounting standard for postretirement benefits.


ECONOMIC DEVELOPMENT

The   Company   demonstrated  its  ongoing  commitment   to   economic
development by providing eight communities it serves with marketing packages which promote their assets and capabilities to prospective businesses. Those efforts were instrumental in persuading businesses to locate in GTE Southwest communities, creating more than 4,200 jobs.


REGULATORY

The  professional working relationships GTE has forged with regulators and their  staffs remain strong. In Texas, we were disappointed  that the  Texas
Legislature failed to make necessary changes to the  Public Utility   Regulatory
Act.  However,  we  were  encouraged  by   their commitment  to  establish  an
interim  study  committee   to   review legislation  governing  the
telecommunications industry. The Company will continue to strive for fair regulation to allow GTE Southwest to conduct business on an equal footing with its competitors.


OUR FUTURE

We have a number of challenging projects planned for 1994. Increased competition in many facets of our business and re-engineering of our business processes present both challenges and exciting opportunities for the Company.

GTE Southwest intends to take all necessary actions to prepare for competition in a fashion that recognizes the needs of investors, customers, employees and communities.

As the new President, I support the actions taken in 1993, and I am confident that with the strength of our management team and continuing dedication of our employees, GTE Southwest has a bright future.


JOHN C. APPEL
President

 -----------------------------------------------
|                                               |
|                                               |
|                                               |
|                                               |
|                                               |
|                                               |
|                                               |
 -----------------------------------------------
 EXECUTIVE OFFICES
 500 East Carpenter Freeway
 Irving, Texas 75062



TRANSFER AGENT AND REGISTRAR
GTE Corporation
c/o Bank of Boston
P.O. Box 9191
Boston, Massachusetts 02205-9191

FOR A COPY OF THE 1993 ANNUAL REPORT OF
OUR PARENT COMPANY, PLEASE WRITE TO:
GTE Corporation
One Stamford Forum
Stamford,Connecticut 06904

FOR A COPY OF THE 1993 ANNUAL FORM 10-K
FILED WITH THE SECURITIES AND EXCHANGE
COMMISSION, PLEASE WRITE TO:
GTE Telephone Operations
Financial Reporting
P.O.Box 407, MC INAAACG
Westfield, IN 46074
(317) 896-6464

LEADERSHIP
- - ----------------------------------------------------------------------------

Officers

John C. Appel
President

J.Bruce Cole
State Vice President-Sales

Gerald K. Dinsmore
Senior Vice President-Finance and
  Planning

Oscar C. Gomez
State Vice President-External Affairs

Gregory D.Jacobson
State Vice President-Finance

Michael T. Metcalf
State Vice President-Human Resources

William G. Mundy
State Vice President-General Counsel

Dennis F. Myers
State Vice President-Operations

Barry W.Paulson
State Vice President-General
  Manager-Oklahoma/Arkansas

William M.Edwards, III
Controller

Charles J. Somes
Secretary

- - --------------------------------------------------------------------------
Board of Directors

John C. Appel
President
GTE Southwest Incorporated

Richard M. Cahill
Vice President-General Counsel
GTE Telephone Operations

Gerald K. Dinsmore
Senior Vice President-Finance
  and Planning
GTE Telephone Operations

Michael B. Esstman
Executive Vice President-
  Chief Operating Officer
GTE Telephone Operations

Kent B. Foster
President
GTE Telephone Operations

Thomas W. White
Executive Vice President
GTE Telephone Operations

FINANCIAL REPORT
- - -------------------------------------------------------------------------
Statements of Income


Years ended December 31              1993         1992       1991
- - -------------------------------------------------------------------------
                                         (Thousands of Dollars)
Operating revenues (a):
  Local network services       $   421,004  $   391,601   $   363,292
  Network access services          438,046      482,636       475,860
  Long distance services           189,954      204,708       207,824
  Equipment sales and services      72,394       67,125        69,593
  Texas rate case reserve          (16,308)     (25,498)      (37,000)
  Other                             57,275       61,213        54,459
- - -------------------------------------------------------------------------
                                 1,162,365    1,181,785     1,134,028
- - -------------------------------------------------------------------------
Operating expenses (b):
  Cost of sales and services       280,841      253,601       272,080
  Depreciation and amortization    254,457      250,799       276,008
  Marketing, selling, general
  and administrative               398,056      378,719       383,522
  Restructuring costs              171,954            _             _
- - -------------------------------------------------------------------------
                                 1,105,308      883,119       931,610
- - -------------------------------------------------------------------------
Net operating income                57,057      298,666       202,418
- - -------------------------------------------------------------------------
Other (income) deductions:
  Interest expense                  73,874       76,177        79,284
  Other - net                        1,635        2,390        (2,754)
- - -------------------------------------------------------------------------
Income (loss) before income taxes  (18,452)     220,099       125,888
- - -------------------------------------------------------------------------
Income tax expense (benefit)       (30,661)      72,720        24,757
- - -------------------------------------------------------------------------
Income before extraordinary charge  12,209      147,379       101,131
- - -------------------------------------------------------------------------
Extraordinary charge - early
  retirement of debt (net of
  income taxes of $16,098)          31,250            _             _
- - -------------------------------------------------------------------------
Net income (loss)             $    (19,041)  $  147,379   $   101,131
- - -------------------------------------------------------------------------
(a) Includes billings to affiliates of $37,803, $47,492 and $33,706 for the years 1993-1991, respectively.
(b) Includes billings from affiliates of $26,445, $68,553 and $99,335 for the years 1993-1991, respectively.



Statements of Reinvested Earnings


Years ended December 31              1993         1992        1991
- - -------------------------------------------------------------------------
                                         (Thousands of Dollars)
Balance at beginning of year   $   480,865  $   479,057   $   444,774
ADD -
  Net income (loss)                (19,041)     147,379       101,131
DEDUCT -
  Cash dividends declared on
   common stock                     77,548      143,983        65,145
  Cash dividends declared on
   preferred stock                   1,409        1,588         1,703
- - -------------------------------------------------------------------------
BALANCE AT END OF YEAR          $   382,867  $  480,865    $  479,057
- - -------------------------------------------------------------------------
See Notes to Financial Statements.

Balance Sheets


December 31                                       1993       1992
- - -------------------------------------------------------------------------
                                              (Thousands of  Dollars)
ASSETS
Current assets:
  Cash                                    $       2,888  $     2,967
  Accounts receivable
    Customers (including unbilled revenues)     135,548      145,227
    Affiliated companies                         15,748       29,609
    Other                                        33,744       26,902
    Allowance for uncollectible accounts        (18,144)      (5,092)
  Materials and supplies, at average cost        24,426       31,445
  Deferred income tax benefits                   29,915        2,459
  Prepayments and other                           3,378        4,251
                                                227,503      237,768
Property, plant and equipment:
  Original cost                               4,117,433    3,995,986
  Accumulated depreciation                   (1,610,208)  (1,528,632)
                                              2,507,225    2,467,354
Other assets                                     54,392       56,088
Total assets                                 $2,789,120   $2,761,210

- - -------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term debt                            $   47,800   $   26,000
  Current maturities of long-term debt            6,165       10,778
  Accounts payable                               72,358       72,694
  Affiliate payables and accruals                18,573       21,069
  Advanced billings and customer deposits        30,435       32,329
  Accrued taxes                                  31,463       40,423
  Accrued interest                                6,311       12,210
  Accrued payroll and vacations                  43,830       29,672
  Accrued dividends                                 262       78,482
  Reserve for rate refunds                       98,362       69,807
  Accrued restructuring costs and other          95,756       15,730
                                                451,315      409,194
Long-term debt                                  703,137      704,965
Deferred credits:
  Deferred income taxes                         350,834      349,511
  Deferred investment tax credits                36,041       44,637
  Restructuring costs and other                 200,056      105,228
                                                586,931      499,376
Preferred  stock,  subject to
mandatory  redemption                            12,270       14,210
Shareholders' equity:
  Preferred stock                                 7,600        7,600
  Common stock (6,450,000 shares outstanding)   645,000      645,000
  Reinvested earnings                           382,867      480,865
                                              1,035,467    1,133,465
Total liabilities and shareholders' equity   $2,789,120   $2,761,210
- - -------------------------------------------------------------------------
See Notes to Financial Statements.

Statement of Cash Flows

Years ended December 31                   1993        1992       1991
- - -------------------------------------------------------------------------
                                           (Thousands of Dollars)
Cash flows from operating activities:
  Income before extraordinary charge     $12,209     $147,379    $101,131
  Adjustments to reconcile income before
  extraordinary charge to net cash from
  operating activities:
    Depreciation and amortization        254,457      250,799     276,008
    Restructuring costs                  171,954            _          _
    Deferred income taxes and investment
      tax credits                        (94,084)       3,778     (30,754)
    Provision for uncollectible accounts  21,424       16,949      12,971
    Change in current assets and current
      liabilities                         61,055       (1,986)     18,947
    Other - net                           41,588      (13,247)     (4,917)
    Net cash from operating activities   468,603      403,672     373,386
Cash flows from investing activities:
  Capital expenditures                  (300,616)    (293,117)   (285,638)
  Other - net                              4,788        1,877        (554)
    Net cash used in investing
    activities                          (295,828)    (291,240)    (286,192)
Cash flows from financing activities:
  Long-term debt issued                  496,666            _       98,970
  Early retirement of debt and related
    call premium                        (521,578)            _          _
  Long-term debt and preferred
    stock retired                        (12,565)      (60,774)    (18,866)
  Dividends paid to shareholders        (157,177)      (81,591)    (93,042)
  Increase (decrease) in short-term
    debt                                  21,800        26,000     (85,000)
    Net cash used in financing
      activities                        (172,854)     (116,365)    (97,938)
Decrease in cash                             (79)       (3,933)    (10,744)
Cash:
  Beginning of year                         2,967        6,900      17,644
  End of year                          $   2,888     $   2,967   $   6,900
- - -------------------------------------------------------------------------
See Notes to Financial Statements.

Notes to Financial Statements

1. Summary of Accounting Policies

GTE Southwest Incorporated (the Company) is a wholly-owned subsidiary of GTE Corporation (GTE).


TRANSACTIONS WITH AFFILIATES

PURCHASES

Certain affiliated companies supply construction and maintenance materials, supplies and equipment to the Company. These purchases amounted to $108.0 million, $122.1 million and $86.0 million for the years 1993-1991, respectively. Such purchases are recorded in the accounts of the Company at cost including a normal return realized by the affiliates.

The Company is billed for printing and other costs for the production of telephone directories, data processing services and equipment rentals, and receives management, consulting, research and development and pension management services from other affiliated companies. These charges amounted to $26.4 million, $68.6 million and $99.3 million for the years 1993-1991, respectively. The amounts charged for these affiliated transactions are based on a proportional cost allocation method which reflects management's best estimate.


REVENUES

The Company has an agreement with GTE Directories Corporation (100% owned by GTE), whereby the Company provides its subscriber lists, billing and collection and other services. Revenues from these services amounted to $37.8 million, $47.5 million and $33.7 million for the years 1993-1991, respectively.


TELEPHONE PLANT

Maintenance and repairs are charged to income as incurred. Additions to, replacements and renewals of property are charged to telephone plant accounts. Property retirements are charged in total to the accumulated depreciation account. No adjustment to depreciation is made at the time properties are retired or otherwise disposed of, except in the case of significant sales of property where profit or loss is recognized.

The Company provides for depreciation on telephone plant over the estimated useful lives of the assets using the straight-line method, based upon rates prescribed by the Federal Communications Commission (FCC) and the state regulatory commissions. The provisions for depreciation and amortization were equivalent to composite annual rates of 6.4%, 6.6% and 7.6% for the years 1993-1991, respectively.


REGULATORY ACCOUNTING

The Company follows the accounting prescribed by the Uniform System of Accounts of the FCC and the regulatory commissions in each of the Company's
operating   jurisdictions  and  Statement   of   Financial Accounting  Standards
(SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." This accounting recognizes the economic effects of rate regulation by recording costs and a return on investment as such amounts are recovered through rates authorized by regulatory authorities. The Company annually reviews the continued applicability of SFAS No. 71 based upon the current regulatory and competitive environment.


REVENUE RECOGNITION

Revenues are recognized when earned. This is generally based on usage of the Company's local exchange networks or facilities. For other products and services, revenue is recognized when products are delivered or services are rendered to customers.


MATERIALS AND SUPPLIES

Materials  and  supplies are stated at the lower  of  cost  or  market value.


EMPLOYEE BENEFIT PLANS

Effective  January  1,  1993,  the  Company  adopted  SFAS  No.   106,
"Employers'   Accounting  for  Postretirement  Benefits   Other   Than
Pensions." The new standard requires that the expected costs of postretirement benefits be charged to expense during the years that the employees render service. The Company elected to adopt this new accounting standard on the delayed recognition method and commencing January 1, 1993, began amortizing the estimated unrecorded accumulated postretirement benefit obligation over twenty years. Prior to the adoption of SFAS No. 106, the cost of these benefits was charged to expense as paid.

The Company also adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits" effective January 1, 1993. SFAS No. 112 requires employers to accrue the future cost of benefits provided to former or inactive
employees   and   their   dependents  after  employment   but   before
retirement. Previously, the cost of these benefits was charged to expense as paid. The impact of this change in accounting on the Company's results of operations was immaterial.


INCOME TAXES

Investment  tax credits were repealed by the Tax Reform  Act  of  1986 (the
Act). Those credits claimed prior to the Act were deferred and are being amortized over the lives of the properties giving rise to the credits.

As further explained in Note 7, during the fourth quarter of 1992, the Company
adopted  SFAS  No.  109,  "Accounting  for  Income   Taxes," retroactive  to
January 1, 1992. SFAS No. 109 changed the method by which companies account for income taxes. Among other things, the Statement requires that deferred tax balances be adjusted to reflect new tax rates when they are enacted into law. The impact of this change in accounting on the Company's results of operations was immaterial.


FINANCIAL INSTRUMENTS

The fair values of financial instruments other than long-term debt, closely approximate their carrying value. The estimated fair value of long-term debt at December 31, 1993 and 1992, based on either reference to quoted market prices or an option pricing model, exceeded the carrying value by approximately $17 million and $30 million, respectively.


PRIOR YEARS' FINANCIAL STATEMENTS

Reclassifications of prior year data have been made in the financial statements to conform to the 1993 presentation.



2. Restructuring and Merger Costs

Results for 1993 include a one-time pretax restructuring charge of $172.0 million related to the Company's re-engineering plan over the next three years. The re-engineering plan will redesign and streamline processes to improve customer-responsiveness and product quality, reduce the time necessary to introduce new products and services and further reduce costs. The re-engineering plan includes $68.8 million to upgrade or replace existing customer service and administrative systems and enhance network software, $77.8 million for employee separation benefits associated with workforce reductions and $21.0 million primarily for the consolidation of facilities and operations and other related costs.

During 1993, the Company offered various voluntary separation programs to its employees. These programs resulted in a pretax charge of $9.2 million which reduced net income by $6.4 million.

In March 1991, the merger of the Company's parent, GTE, and Contel Corporation (Contel) was consummated. GTE Telephone Operations is in the process of integrating and restructuring the merged operations to achieve efficiencies.


3. Preferred Stock

The authorized cumulative preferred stock, not subject to mandatory redemption, consists of 2,060,758 shares. Shares outstanding at December 31, 1993 and 1992 are as follows:


- - -------------------------------------------------------------------------
                                     Shares    Amount*
- - -------------------------------------------------------------------------
Outstanding
   $2.20      no par value           32,000    $1,600
    5.10% $20 par value             300,000     6,000
- - -------------------------------------------------------------------------
     Total                          332,000    $7,600
- - -------------------------------------------------------------------------

Cumulative preferred stock, subject to mandatory redemption, is as follows:


- - -------------------------------------------------------------------------
December 31                      1993                   1992
- - -------------------------------------------------------------------------
                           Shares     Amount*      Shares    Amount*
- - -------------------------------------------------------------------------
Authorized
   4.60% $20 par value     350,000                350,000
  $8.10 no par value       300,000                300,000
- - -------------------------------------------------------------------------
                           650,000                650,000
- - -------------------------------------------------------------------------
Outstanding
    4.60% $20 par value     103,500    $ 2,070    110,500     $ 2,210
   $8.10 no par value       102,000     10,200    120,000      12,000
- - -------------------------------------------------------------------------
     Total                  205,500    $12,270    230,500     $14,210
- - -------------------------------------------------------------------------
*Thousands of Dollars


The 4.60% Series sinking fund provisions require the Company to redeem 7,000 shares at $20 per share on April 1 of each year. The Company redeemed 7,000 shares in 1993 to meet the 1993 requirement. The 1992 and 1991 requirements were met with the purchase of 7,000 shares in both 1991 and 1990, respectively.

The $8.10 Series sinking fund provisions require the redemption of 9,000 shares at $100 per share on November 1 of each year. The Company redeemed 18,000 shares in each of the years 1991 through 1993.

The preferred shareholders are entitled to voting rights (on an equal basis with the common shareholder) in the event dividends in arrears equal or exceed the annual dividends on all preferred stock. Otherwise, the preferred shareholders have no voting rights. The Company is not in arrears in its dividend payments at December 31, 1993.

The aggregate redemption requirements of preferred stock subject to mandatory redemption are $1 million in each of the years 1994 through 1998.

No shares of preferred stock were held by or for the account of the Company and no shares were reserved for officers and employees, or for options, warrants, conversions or other rights.


4. Common Stock

The authorized common stock of the Company consists of 6,450,000 shares with a stated value of $100 per share. All outstanding shares of common stock are held by GTE.

There were no shares of common stock held by or for the account of the Company and no shares were reserved for officers and employees, or for options, warrants, conversions or other rights.

At December 31, 1993, $2.6 million of reinvested earnings were restricted as to the payment of cash dividends on common stock under the terms of the Company's Certificate of Incorporation.



5. Long-Term Debt

Long-term  debt  outstanding, exclusive of current maturities,  is  as follows:

- - -------------------------------------------------------------------------
December 31                          1993         1992
- - -------------------------------------------------------------------------
                                    (Thousands of Dollars)

First Mortgage Bonds:
   4-5/8% Series, due 1994        $            $  6,000
   5-3/8% Series, due 1996            9,000       9,000
   8-1/8% Series, due 1996              _        75,000
   6-7/8% Series, due 1998           25,000      25,000
   9-1/4% Series, due 2000              _        26,000
   7-7/8% Series, due 2001              _        40,000
   7-1/2% Series, due 2002           40,000      40,000
   7-3/4% Series, due 2003           30,000      30,000
   9-7/8% Series, due 2005              _        45,000
   8-3/8% Series, due 2007              _        35,000
  11-3/4% Series, due 2015              _        75,000
  10-1/8% Series, due 2015              _        75,000
   8-7/8% Series, due 2016              _        50,000
  10-3/8% Series, due 2017              _        80,000
   8-1/2% Series, due 2031          100,000     100,000
Debentures:
   5.82% Series A, due 1999         250,000          _
   6.54% Series B, due 2005         250,000          _
- - -------------------------------------------------------------------------
                                    704,000     711,000
- - -------------------------------------------------------------------------
Other                                   159         171
- - -------------------------------------------------------------------------
  Total principal amount            704,159     711,171
- - -------------------------------------------------------------------------
Discount                             (1,022)     (6,206)
- - -------------------------------------------------------------------------
  Total long-term debt          $   703,137    $704,965
- - -------------------------------------------------------------------------


In November 1993, the Company called $501 million of high-coupon first mortgage bonds with proceeds from commercial paper borrowings. These bonds had coupons ranging from 7.875% to 11.75%. In December 1993, the Company issued $250 million of 5.82% Debentures, due 1999 and $250 million of 6.54% Debentures, due 2005 to refinance these bonds. The cost of calling these bonds is reflected as an extraordinary after-tax charge of $31.3 million in the Statements of Income.

The aggregate principal amount of bonds and debentures that may be issued is subject to the restrictions and provisions of the Company's indentures.

None of the securities shown above were held in sinking or other special funds of the Company or pledged by the Company.

Debt discount on the Company's outstanding long-term debt is amortized over the lives of the respective issues.

Maturities, installments and sinking fund requirements for the five-year period from January 1, 1994 are summarized below (in thousands of dollars):

- - -------------------------
  1994         $ 6,165
  1995              87
  1996           9,072
  1997               _
  1998          25,000
- - -------------------------

Substantially all of the Company's telephone plant is subject to the liens of the indentures under which the bonds listed above were issued.



6. Short-Term Debt

The Company finances part of its construction program through the use of interim short-term loans, primarily commercial paper, which are generally refinanced at a later date by issues of long-term debt or equity. Information relating to short-term borrowings is as follows:


- - -------------------------------------------------------------------------
                                  1993         1992       1991
- - -------------------------------------------------------------------------
                                    (Thousands of Dollars)
During the year -
  Commercial paper -
    Maximum month-end balance   $ 590,100(a)  $39,600   $143,440
    Average monthly balance     $ 113,514     $20,923   $ 97,006
    Weighted average interest
      rate (b)                       3.12%       3.52%      6.02%
At December 31 -
  Balance outstanding -
    Commercial paper            $  47,800     $26,000   $    _
    Average interest rate            3.20%       3.45%       _
- - -------------------------------------------------------------------------
(a) Includes commercial paper borrowings used to call $501 million of long-term debt in November 1993.
(b) Calculated by dividing the annualized interest expense by the average of the balances of the debt outstanding at the end of each month.

Unused lines of credit available to the Company to support outstanding commercial paper and other short-term financing needs are $20.1 million. In addition, a $2.3 billion line is available to the Company through shared lines of credit with GTE and other affiliates. Most of these arrangements require payment of annual commitment fees of .1% of the unused lines of credit.


7. Income Taxes

The provision (benefit) for income taxes is as follows:

- - -------------------------------------------------------------------------
                                    1993        1992       1991
- - -------------------------------------------------------------------------
                                     (Thousands of Dollars)
Current
  Federal                      $  61,821   $   67,002    $  53,533
  State                            1,602        1,940        1,978
- - -------------------------------------------------------------------------
    Total                         63,423       68,942       55,511
- - -------------------------------------------------------------------------
Deferred
  Federal                        (84,410)      11,105      (18,921)
  State                           (1,078)         204         (770)
- - -------------------------------------------------------------------------
    Total                        (85,488)      11,309      (19,691)
- - -------------------------------------------------------------------------
Amortization of
  deferred investment
  tax credits                     (8,596)      (7,531)     (11,063)
- - -------------------------------------------------------------------------
    Total                      $ (30,661)  $   72,720    $  24,757
- - -------------------------------------------------------------------------


The components of deferred income tax expense (benefit) are as follows:

- - -------------------------------------------------------------------------
                                    1993        1992          1991
- - -------------------------------------------------------------------------
                                     (Thousands of Dollars)
Depreciation and amortization      $1,016   $  (1,489)   $ (18,332)
Employee benefit obligations      (23,019)       (608)      (1,452)
Prepaid pension cost                5,203       3,716        2,244
Restructuring cost                (64,370)         _            _
Other - net                        (4,318)      9,690       (2,151)
- - -------------------------------------------------------------------------
  Total                          $(85,488)  $  11,309    $ (19,691)
- - -------------------------------------------------------------------------


A reconciliation between taxes computed by applying the statutory Federal income tax rate to pretax income and income taxes provided in the Statements of Income is as follows:

- - -------------------------------------------------------------------------
                                    1993         1992         1991
- - -------------------------------------------------------------------------
                                     (Thousands of Dollars)
Amounts computed at statutory
  rates                         $  (6,458)  $   74,834    $  42,802
  State income tax, net
    of Federal income
    tax benefits                      341        1,415          796
  Amortization of deferred
    investment tax credits         (8,596)      (7,531)     (10,986)
  Depreciation of telephone plant
    construction costs previously
    deducted for tax purposes
    - net                           3,124        4,102        7,129
  Rate differentials applied to
    reversing temporary
    differences                    (4,221)      (4,797)     (12,230)
  Other differences, including
    settlements of prior year
    tax issues                    (14,851)       4,697       (2,754)
- - -------------------------------------------------------------------------
Total provision (benefit)      $  (30,661)   $  72,720    $  24,757
- - -------------------------------------------------------------------------



As a result of implementing SFAS No. 109, the Company recorded additional deferred income tax liabilities primarily related to temporary differences which had not previously been recognized in accordance with established rate-making practices. Since the manner in which income taxes are treated for rate-making has not changed, pursuant to SFAS No. 71 a corresponding regulatory asset was also established. In addition, deferred income taxes were adjusted and a regulatory liability established to give effect to the current statutory Federal income tax rate and for unamortized investment tax credits. The unamortized regulatory asset and regulatory liability balances at December 31, 1993 amounted to $1.1 million and $45.5 million, respectively, and the net unamortized regulatory liability balance
at  December  31,  1992  amounted  to  $101.3  million.   The regulatory  assets
and liabilities are reflected as other assets and other deferred credits, respectively, in the accompanying Balance Sheets. These amounts are being amortized over the lives of the related depreciable assets concurrent with recovery in rates and in conformance with the provisions of the Internal Revenue Code. The assets and liabilities established in accordance with SFAS No. 71 have been increased for the tax effect of future revenue requirements.

The tax effects of all temporary differences that give rise to the deferred tax liability and deferred tax asset at December 31 are as follows:


- - -----------------------------------------------------------
                                      1993         1992
- - -----------------------------------------------------------
                                  (Thousands of Dollars)
Depreciation and amortization     $ 393,898      $ 333,526
Employee benefit obligations        (30,882)        (7,863)
Prepaid pension cost                  8,844          3,641
Restructuring cost                  (64,370)           _
Other - net                          13,429         17,748
- - -----------------------------------------------------------
  Total                           $ 320,919      $ 347,052
- - -----------------------------------------------------------


8. Employee Benefit Plans

Retirement Plans

The Company has trusteed, noncontributory, defined benefit pension plans covering substantially all employees. The benefits to be paid under these plans are generally based on years of credited service and average final earnings. The Company's funding policy, subject to the minimum funding requirements of U.S. employee benefit and tax laws, is to contribute such amounts as are determined on an actuarial basis to provide the plans with assets sufficient to meet the benefit obligations of the plans. The assets of the plans consist primarily of corporate equities, government securities and corporate debt securities.

The   net   pension  credits  for  1993-1991  include  the   following
components:

- - -------------------------------------------------------------------------
                                      1993        1992        1991
- - -------------------------------------------------------------------------
                                        (Thousands of Dollars)
Service cost-benefits earned
  during the period                $ 19,768     $ 17,513    $  18,552
Interest cost on
  projected benefit obligations      40,662       36,128       33,642
Actual return on plan assets       (123,030)     (41,371)    (132,991)
Other - net                          47,016      (23,699)      76,256
- - -------------------------------------------------------------------------
  Net pension credit               $(15,584)    $(11,429)    $ (4,541)
- - -------------------------------------------------------------------------

The expected long-term rate of return on plan assets was 8.25% for 1993 and 1992 and 8.0% in 1991.

The  funded status of the plans at December 31, 1993 and 1992 was  as follows:

- - -------------------------------------------------------------------------
                                       1993         1992
- - -------------------------------------------------------------------------
                                     (Thousands of Dollars)
Plan assets at fair value           $ 807,283     $ 753,511
Projected benefit obligation          490,554       482,973
- - -------------------------------------------------------------------------
Excess of assets over projected
  obligation                          316,729       270,538
Unrecognized net transition asset     (62,698)      (78,333)
Unrecognized net gain                (226,014)     (173,895)
- - -------------------------------------------------------------------------
  Prepaid pension cost               $ 28,017      $ 18,310
- - -------------------------------------------------------------------------

The projected benefit obligations at December 31, 1993 and 1992 include accumulated benefit obligations of $375.0 million and $335.8 million and vested benefit obligations of $331.2 million and $293.0 million, respectively.

Assumptions used to develop the projected benefit obligations at December 31, 1993 and 1992 were as follows:

- - ------------------------------------------------
                                   1993    1992
- - ------------------------------------------------
Discount rate                      7.5 %   8.0%
Rate of compensation increase      5.25%   6.0%
- - ------------------------------------------------

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

As described in Note 1, effective January 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

Substantially all of the Company's employees are covered under postretirement health care and life insurance benefit plans. The health care
benefits   paid  under  the  plans  are  generally   based   on comprehensive
hospital, medical and surgical benefit provisions, while the life insurance benefits are currently based on annual earnings at the time of retirement. The Company funds amounts for postretirement benefits as deemed appropriate from time to time.

The postretirement benefit cost for 1993 includes the following components (in thousands of dollars):

- - -----------------------------------------------------------------------
                                                                 1993
- - -----------------------------------------------------------------------
Service cost-benefits earned during the period                  $ 8,724
Interest cost on accumulated postretirement benefit obligation   25,017
Amortization of transition obligation                            15,480
- - -------------------------------------------------------------------------
Postretirement benefit cost                                     $49,221
- - -------------------------------------------------------------------------


During 1992 and 1991, the cost of postretirement health care and life insurance benefits on a pay-as-you-go basis was $5.2 million and $4.8 million, respectively.

The following table sets forth the plans' funded status and the accrued obligation as of December 31, 1993 (in thousands of dollars):


- - -------------------------------------------------------------------------
                                                                  1993
- - -------------------------------------------------------------------------
Accumulated postretirement benefit obligation attributable to:
  Retirees                                                      $186,362
  Fully eligible active plan participants                          6,393
  Other active plan participants                                 140,463
- - -------------------------------------------------------------------------
Total accumulated postretirement benefit obligation              333,218
Fair value of plan assets                                          1,598
- - -------------------------------------------------------------------------
Excess of accumulated obligation over plan assets                331,620
Unrecognized transition obligation                              (258,247)
Unrecognized net loss                                            (23,301)
- - -------------------------------------------------------------------------
  Accrued postretirement benefit obligation                     $ 50,072
- - -------------------------------------------------------------------------


The   assumed   discount   rate  used  to  measure   the   accumulated
postretirement benefit obligation was 7.5% at December 31, 1993. The expected long-term rate of return on plan assets was 8.25% for 1993. The assumed health care cost trend rate in 1993 was 13% for pre-65 participants and 9.5% for post-65 retirees, each rate declining on a graduated basis to an ultimate rate in the year 2004 of 6%. A one percentage point increase in the assumed health care cost trend rate for each future year would have increased 1993 costs by $5.6 million and the accumulated postretirement benefit obligation at December 31, 1993 by $43.9 million.

During 1993, the Company made certain changes to its postretirement health care and life insurance benefits for non-union employees that are effective January 1, 1995. These changes include, among others, newly established limits to the Company's annual contribution to postretirement medical costs and a revised sharing schedule based on a retiree's years of service. The net effect of these changes reduced the accumulated benefit obligation at December 31, 1993 by $44.7 million.


SAVINGS PLANS

The  Company  sponsors  savings plans  under  section  401(k)  of  the Internal
Revenue  Code. The  plans cover substantially  all  full-time employees.   Under
the   plans,  the   Company   provides   matching contributions  in  GTE common
stock based on qualified contributions. Matching contributions charged to income were $4.8 million, $4.8 million and $4.3 million in the years 1993-1991, respectively.


9.  Commitments and Contingencies

The   Company's   anticipated  construction   costs   for   1994   are
approximately $300 million, for which the Company had substantial purchase commitments as of December 31, 1993.

The Company has noncancelable lease contracts covering certain land and buildings, office space and equipment. The lease contracts contain varying renewal options for terms up to 43 years.

Minimum rental commitments for noncancelable leases for periods subsequent to December 31, 1993 are as follows (in thousands of dollars):

     1994                    $ 2,208
     1995                      1,746
     1996                      1,144
     1997                        388
     1998                        103
     Thereafter                  987
     --------------------------------
     Total minimum rental
        commitments          $ 6,576
     -------------------------------

The total amount of rents charged to expense was $13.0 million, $14.3 million and $15.7 million for the years 1993-1991, respectively.


10.  Regulatory Matters

The Company is subject to regulation by the FCC for interstate business and is regulated by the state regulatory commissions in Arkansas, New Mexico, Oklahoma and Texas for intrastate business.


INTRASTATE SERVICES

The   Company  provides  long  distance  services  within   designated
geographic areas called Local Access and Transport Areas (LATAs) in conformity with state commission orders. The Company also provides long distance access services directly to interexchange carriers and other customers who provide services between LATAs. The Public Utility Commission of Texas (PUC) approved a rulemaking procedure on December 17, 1991, with an effective date of January 1, 1991, allowing the Company and other local exchange carriers
(LECs) to exit the toll pool with transition payments from Southwestern Bell Telephone Company to be received through 1997.

An  access charge restructuring plan was approved by the PUC on  April 1,  1992.
The implementation of this plan resulted in a $40.6  million annual   rate
reduction,  effective  September  1,  1992.   Effective September 1, 1993,
the Company implemented an additional rate reduction of $29.0 million representing the second step of a three year phase-out of certain access charges under the access charge restructuring plan. The final phase will be effective September 1, 1994 with an additional rate reduction of $33.0 million.


INTERSTATE SERVICES

For the provision of interstate services, the Company operates under the terms of the FCC's price cap incentive plan. The "price cap" mechanism serves to limit the rates a carrier may charge, rather than just regulating the rate of return which may be achieved. Under this approach, the maximum price that the LEC may charge is increased or decreased each year by a price index based upon inflation less a predetermined productivity target. LECs may within certain ranges price individual services above or below the overall cap.

As a safeguard under its new price cap regulatory plan, the FCC has also adopted a productivity sharing feature. Because of this feature, under the minimum productivity-gain option, the Company must share equally with its ratepayers any realized interstate returns above 12.25% up to 16.25%, and all returns higher than 16.25%, by temporarily lowering prospective prices. During 1994, the FCC is scheduled to review the LEC price cap plan to determine whether it should be continued or modified.

In 1992, the Company's rates were voluntarily reduced by $0.9 million effective July 1, 1992, $3.5 million effective July 17, 1992, $9.0 million effective October 2, 1992 and $10.9 million effective December 15, 1992.


OTHER RATE MATTERS

TEXAS RATE CASE

On June 19, 1991 the Texas Third District Court of Appeals (Court of Appeals) affirmed in part and reversed in part a decision by the District Court of Travis County (District Court) regarding the Company's rate proceeding - Docket No. 5610. The Court of Appeals affirmed that portion of the District Court's order which determined that the PUC had no authority to retroactively adjust the Company's rates. That portion of the PUC's order would have resulted in customer refunds of approximately $140.0 million. The Court of Appeals also affirmed the District Court's determination relating to the manner in which the PUC had calculated the Company's rate of return in setting its rates. The Court of Appeals, however, reversed the District Court's determination that the PUC had made appropriate findings related to
payments made by the Company to two of its affiliates.  In addition,   the
Court   of  Appeals  reversed  the District   Court's determination related to
the PUC's treatment of the Company's federal income tax expense. The Court of Appeals remanded the case to the PUC for proceedings consistent with the court's decision.

On April 15, 1992, the Company filed a Motion for Rehearing with the Court of Appeals which was denied without comment on August 26, 1992. On October 2, 1992, the Company filed an application for Writ of Error with the Texas Supreme Court. The Supreme Court denied all Writs of Error on December 31, 1992.

On January 15, 1993, the Company filed a Motion for Rehearing with the Texas Supreme Court. On June 9, 1993, the Supreme Court granted all Motions for Rehearing and the Company's application for Writ of Error. On September 13, 1993, the Supreme Court heard oral arguments of the issues. The Company filed additional briefs in October 1993 and February 1994 with the Supreme Court. The Court will review the issues and a decision is expected to be reached sometime in 1994.

The   Company,  as  a  result  of  the  Court  of  Appeals'  decision, established in June 1991 a reserve of $33.3 million (including interest) which resulted in a $22.0 million after-tax charge to 1991 net income. Of this amount, approximately $17.0 million after-tax related to the period prior to 1991. Beginning July 1991, the Company recorded monthly additional pretax reserves of approximately $1.3 million. As a result of the Texas Supreme Court's denial of the Company's Writ of Error, the Company established, in December 1992, an additional pretax reserve of $14.3 million (including interest). This reserve combined with the monthly reserves previously established, resulted in a total of $30.7 million (including interest) in reserves established during 1992. The after-tax charge to 1992 net income was $20.3 million. Of this amount, approximately $7.0 million after-tax related to the period prior to 1992. The after-tax charge to 1993 net income is $14.3 million.

Management is of the opinion that the current reserve is reasonable and prudent and it is unlikely that this issue will have any further material adverse effect on the Company's financial statements.


OKLAHOMA PROCEEDING

On October 22, 1986, a proceeding was initiated before the Oklahoma Corporation Commission to inquire into the effects of the 1986 Tax Reform Act on Oklahoma utilities. A settlement was reached with the commission staff on December 5, 1991, in which the Company agreed to refund $8.0 million over a three month period beginning January 1, 1992 in the form of credits on customer bills. The $8.0 million refund has been reflected in the accompanying
Statements of Income  for  the year   ended   December  31,  1991.  The
stipulation  also   required prospective   access  reductions  totaling  $1.1
million   annually, effective January 1, 1992.


SIGNIFICANT CUSTOMER

Revenues received from AT&T include amounts for access, billing and collection and interexchange leased facilities during the years 1993-1991 under various arrangements and amounted to $172.9 million, $197.6 million and $221.3 million, respectively.


11. Supplemental Cash Flow Disclosures

Set forth below is information with respect to changes in current assets and current liabilities and cash paid for interest and income taxes:

- - -------------------------------------------------------------------------
                                          1993        1992       1991
- - -------------------------------------------------------------------------
                                          (Thousands of Dollars)
(Increase) decrease in current
  assets:
  Accounts and note receivable - net     $  8,326   $(21,448)  $(65,776)
  Materials and supplies                    7,019      5,393     17,861
  Other current assets                        873     (1,649)     3,161
Increase (decrease) in current
  liabilities:
  Accounts payable                           (336)     8,126      7,660
  Affiliate payables and accruals          (2,496)    (3,209)    15,967
  Advanced billings and customer
    deposits                               (1,894)     1,259        251
  Accrued liabilities                      14,471      5,963    (36,620)
  Reserve for rate refunds                 28,555      6,191     63,616
  Other                                     6,537     (2,612)    12,827
- - -------------------------------------------------------------------------
    Total                               $  61,055   $ (1,986)  $ 18,947
- - -------------------------------------------------------------------------
Cash paid during the year for:
  Interest                              $  72,857   $ 69,711   $ 76,650
  Income taxes                             46,162     71,539     67,119



12.  Quarterly Financial Data (Unaudited)

Summarized 1993 and 1992 quarterly financial data is as follows:

- - -------------------------------------------------------------------------
                           Operating       Net Operating
                           Revenues           Income         Net Income
- - -------------------------------------------------------------------------
                                     (Thousands of Dollars)
1993
  First Quarter           $   282,739        $  56,264       $ 26,146
  Second Quarter              279,123           39,745         13,615
  Third Quarter (a)           295,394           68,226          3,686
  Fourth Quarter (b)          305,109         (107,178)       (62,488)
- - -------------------------------------------------------------------------
    Total                 $ 1,162,365        $  57,057       $(19,041)
- - -------------------------------------------------------------------------
1992
  First Quarter           $   285,414        $  67,557       $ 31,775
  Second Quarter              302,352           80,644         41,490
  Third Quarter (c)           314,049           93,721         50,142
  Fourth Quarter (d)          279,970           56,744         23,972
- - -------------------------------------------------------------------------
    Total                  $1,181,785        $ 298,666    $   147,379
- - -------------------------------------------------------------------------
(a) Net income includes a $31.3 million extraordinary charge for the early retirement of debt. Income before extraordinary charge is $34.9 million.
(b) Net operating income includes a $172.0 million pretax charge for restructuring costs which reduces net income by $105.9 million.
(c) Includes an $11.8 million pretax increase to revenue for the reduction of a revenue reserve.
(d) Includes a $14.3 million pretax charge (including interest) relating to the Texas rate order as described in Note 10.

Report of Independent Public Accountants

To the Board of Directors and Shareholders of GTE Southwest Incorporated:

We have audited the accompanying balance sheets of GTE Southwest Incorporated (a Delaware corporation and wholly-owned subsidiary of GTE Corporation) as of December 31, 1993 and 1992, and the related statements of income, reinvested earnings and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In  our  opinion, the financial statements referred to  above  present fairly,
in   all  material  respects,  the  financial  position   of GTE Southwest
Incorporated as of December 31, 1993 and 1992, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

As  discussed in Note 1 to the financial statements, effective January 1,
1993,   the   Company  changed  its  method  of  accounting   for postretirement
benefits other than pensions. Also as discussed in Note 1, effective January 1, 1992, the Company changed its method of accounting for income taxes.





                                                  ARTHUR ANDERSEN & CO.
Dallas, Texas
January 28, 1994.

Management Report

To Our Shareholders:

The management of the Company is responsible for the integrity and objectivity of the financial and operating information contained in this Annual Report, including the financial statements covered by the Report of Independent Public Accountants. These statements were prepared in conformity with generally accepted accounting principles and include amounts that are based on the best estimates and judgments of management.

The Company has a system of internal accounting controls which provides management with reasonable assurance that transactions are recorded and executed in accordance with its authorizations, that assets are properly safeguarded and accounted for, and that financial records are maintained so as to permit preparation of financial statements in accordance with generally accepted accounting principles. This system includes written policies and procedures, an organizational structure that segregates duties, and a comprehensive program of periodic audits by the internal auditors. The Company has also instituted policies and guidelines which require employees to maintain the highest level of ethical standards.





JOHN C. APPEL
President





GERALD K. DINSMORE
Senior Vice President-Finance and Planning

Management's Discussion and Analysis of
Financial Condition and Results of Operations


BUSINESS OPERATIONS

GTE Southwest Incorporated (the Company), a wholly-owned subsidiary of GTE Corporation, provides local exchange, network access and long distance telecommunications services in nine operating divisions in the states of Arkansas, New Mexico, Oklahoma and Texas. The Company also markets telecommunications systems and equipment. The Company serves over 1.6 million access lines in its operating territory, with 85% of these lines in Texas.


RESULTS OF OPERATIONS

Net income decreased $166 million for the year ended December 31, 1993. Of the net income decrease, $143 million is attributable to one-time charges. The largest of these charges is a one-time restructuring charge of $106 million, net of tax, related primarily to a re-engineering plan. The re-engineering plan will redesign and streamline processes in order to improve customer-responsiveness and product quality, reduce the time necessary to introduce new products and services and further reduce costs. The results also reflect an extraordinary charge of $31 million, net of tax, related to the early extinguishment of debt. In November 1993, the Company
called  several issues   of  high-coupon  first  mortgage  bonds.  These  bonds
were refinanced in December 1993 on a long-term basis at lower current interest rates. Also included in the 1993 results is a one-time charge of $6 million, net of tax, associated with the enhanced early retirement and voluntary separation programs completed during the second quarter.

Excluding  the  above charges, net income decreased  $23  million  for 1993.
Net income in 1992 increased $46 million. The 1993 decrease reflects lower operating revenues due to voluntary rate reductions in an ongoing effort to
price services more competitively and the impact of   the   adoption   of
SFAS No.  106  "Employers'   Accounting   for Postretirement   Benefits Other
Than Pensions" effective January 1, 1993. The 1992 increase reflects higher operating revenues due to growth in access lines and minutes of use and lower operating expenses resulting from continued cost reduction efforts. Lower depreciation expense also contributed to the increase in 1992 net income.

Local network service revenues, which are comprised mainly of fees charged to customers for providing local exchange service, increased 8% or $29 million during 1993 and 8% or $28 million during 1992. The 1993 increase is primarily the result of the expansion of the local calling zones and a 6% growth in access lines. The 1992 increase was primarily the result of a 5% growth in access lines and increased revenue from custom calling features.

Network   access  service  revenues  represent  the  local   telephone
companies' charge to end users for access to the facilities of long distance carriers and the charge to long distance carriers for interconnection to local facilities. Revenues derived from network access services decreased 9% or $45 million during 1993 and increased 1% or $7 million during 1992. The 1993 decrease is primarily the result of an access charge restructuring plan approved by the Public Utility Commission of Texas (PUC) on April 1, 1992. The implementation of this plan resulted in a $41 million annual reduction, effective September 1, 1992 and an additional $29 million effective September 1,
1993.  In  addition,  the  Company's  annual  interstate  rates   were
voluntarily reduced by $1 million effective July 1, 1992, $4 million effective July 17, 1992, $9 million effective October 2, 1992 and $11 million effective December 15, 1992. These reductions are partially offset by a 7% increase in minutes of use. The 1992 increase was the result of higher network usage experienced from a 7% growth in minutes of use. This increase was offset by lower settlements from pooling arrangements with other local exchange carriers.

The Company's revenues for long distance services from designated geographical areas are provided under bill and keep arrangements or
settlement   arrangements  with  various  telephone  companies.   Long distance
service revenues decreased 7% or $15 million during 1993 and 1% or $3 million during 1992. The 1993 and 1992 decreases are primarily the result of lower settlements.

Revenues derived from equipment sales and services increased 8% or $5 million in 1993 compared to a decrease of 4% or $2 million in 1992. The 1993 increase is due to higher sales of nonregulated equipment, such as large private branch exchange equipment, data base listing services, video messaging services and maintenance agreements. The 1992 decrease was due to lower contract rates with AT&T for billing and collection services and lower sales of nonregulated equipment, such as large private branch exchange equipment. Partially offsetting this 1992 decrease was an increase in sales of key telephone systems and premise wiring.

The Texas rate case reserve reflected in 1991, 1992 and 1993 represents the results of the Texas Court of Appeals decision concerning the 1989 Texas rate order (see Note 10). The Company continues to record a monthly provision for the potential refund of revenue currently being collected.

Other operating revenues decreased 6% or $4 million in 1993 compared to an increase of 12% or $7 million in 1992. The 1993 decrease is primarily due to lower directory revenues and higher provisions for uncollectible accounts, partially offset by increased operator service and rental revenue. The 1992 increase was primarily due to higher directory advertising revenue partially offset by higher provisions for uncollectible accounts.

Cost of sales and services increased 11% or $27 million in 1993 and decreased 7% or $18 million in 1992. The 1993 increase reflects costs associated with the adoption of SFAS No. 106 effective January 1, 1993. As a result of the adoption of the new standard, cost of sales and services increased $24 million. During 1992, the Company's continued cost reduction efforts, productivity improvement programs and work force reductions resulted in lower costs of services.

Depreciation and amortization expense increased 1% or $4 million in 1993 compared to a decrease of 9% or $25 million in 1992. The 1993 increase is primarily due to higher depreciation rates in several jurisdictions as well as increased plant balances. The 1992 decrease was primarily due to the full retirement in 1991 of customer premise wire in all jurisdictions except Texas.

Expenses for marketing, selling, general and administrative costs increased 5% or $19 million in 1993 compared to a decrease of 1% or $5 million in 1992. The 1993 increase reflects costs of $15 million associated with the adoption of SFAS No. 106. The increase is also due to a one-time charge of $9 million associated with the enhanced early retirement and voluntary separation programs offered to eligible employees during the second quarter of 1993 in addition to higher data processing costs due to system conversions. These increases are partially offset by lower advertising expenses and lower franchise taxes. The 1992 decrease was primarily due to a reserve for merger costs of $7 million associated with the merger of GTE Corporation and Contel Corporation reflected in 1991. During the third quarter of 1992, updates to the actuarial valuation of certain employee costs associated with the merger reserve resulted in a $5 million expense credit. In addition, lower data processing costs reflecting cost efficiencies in processing fees contributed to the decrease. Partially offsetting these decreases was $9 million in additional franchise taxes.

Restructuring costs reflect a one-time charge related to the Company's re-engineering plan over the next three years. The re-engineering plan will redesign and streamline processes in order to improve customer-responsiveness and product quality, reduce the time necessary to introduce new products and services, resulting in cumulative savings in excess of the one-time charge.
The re-engineering plan includes $69 million   to   upgrade  or  replace
existing  customer  service   and administrative systems and enhance network
software, $78  million  for employee separation benefits associated with
workforce reductions  and $21   million  primarily  for  the  consolidation  of
facilities and operations and other related costs. The charge for employee separation benefits includes $39 million related to the recognition of previously deferred postretirement health and life insurance costs for separating employees.

Interest expense decreased 3% or $2 million in 1993 and 4%or $3 million in 1992. The 1993 decrease is due to lower average long-term debt levels and lower average interest rates offset by higher average short-term debt levels. The 1992 decrease was due to lower average interest rates on short-term debt and lower average debt levels.

Income taxes decreased $103 million in 1993 and increased $48 million in 1992. The decrease in 1993 is primarily due to decreases in pretax income and settlements of prior years' tax issues. The increase in 1992 was due primarily to increases in pretax income, in addition to adjustments to prior years' tax liabilities, lower reversal of tax rate differentials on deferred tax liabilities, and the declining effects of amortization of deferred investment tax credits.


CAPITAL RESOURCES AND LIQUIDITY

Management believes that the Company has adequate internal and external resources available to meet ongoing operating requirements for construction of new plant, modernization of facilities and payment of dividends. The Company generally funds its construction program from operations, although external financing is available. Short-term borrowings can be obtained through commercial paper borrowings or borrowings from GTE. In addition, a $2.3 billion line of credit is available to the Company through shared lines of credit with GTE and other affiliates to support short-term financing needs.

The Company's primary source of funds during 1993 was cash flow from operations of $469 million compared to $404 million for 1992. The increase is primarily due to timing differences in the collection of accounts receivable.

Capital expenditures represent a significant use of funds during 1993 and 1992, reflecting the Company's continued growth in access lines and modernization of current facilities and introduction of new products and
services.  Cash  requirements  to  implement  the   re-engineering  plan are
expected to be largely offset by cost savings. The Company's capital expenditures during 1993 were $301 million compared to $293 million during 1992. The Company's anticipated construction costs for 1994 are approximately $300 million.

Cash used for financing activities was $173 million in 1993 compared to $116 million in 1992. This included dividend payments of $157 million in 1993 compared to $82 million in 1992. The increase reflects a timing difference in the payment of dividends in 1993 compared to 1992. External financing included short-term borrowings of $22 million in 1993, compared to $26 million in 1992. The Company retired $13 million of long-term debt in 1993 compared to $61 million in 1992. In addition, in November 1993, the Company called $501 million of high-coupon first mortgage bonds with proceeds from commercial paper borrowings. These bonds had coupons ranging from 7.875% to 11.75%. In December 1993, the Company issued $250 million of 5.82% debentures, due 1999 and $250 million of 6.54% debentures due 2005 to refinance these bonds. The cost of calling these bonds is reflected as an extraordinary after-tax charge of $31 million in the Statements of Income.


COMPETITION AND REGULATORY TRENDS

The   year   was   marked   by   important   changes   in   the   U.S.
telecommunications industry. Rapid advances in technology, together with government and industry initiatives to eliminate certain legal and regulatory barriers are accelerating and expanding the level of competition and opportunities available to the Company. As a result, the Company faces increasing competition in virtually all aspects of its business. Specialized communications companies have constructed new systems in certain markets to bypass the local-exchange network. Additional competition from interexchange carriers as well as wireless companies continues to evolve for both intrastate and interstate communications.

Implementation of its re-engineering plan will allow the Company to continue to respond aggressively to these competitive and regulatory developments
through  reduced  costs,  improved   service   quality, competitive prices and
new product offerings. Moreover, implementation of this program will position the Company to accelerate delivery of a full array of voice, video and data services. During the year, the Company continued to introduce new business and consumer services utilizing advanced technology, offering new features and pricing options while at the same time reducing costs and prices.

During 1993, the Federal Communications Commission (FCC)announced its decision to auction licenses during 1994 in 51 major markets and 492 basic trading areas across the United States to encourage the development of a new generation of wireless personal communications services (PCS). These services
will both complement and compete  with the  Company's   traditional wireline
services. The  Company  will  be permitted  to  fully  participate in the
license  auctions  in  areas outside   of   GTE's   existing  cellular   service
areas.   Limited participation will be permitted in areas in which GTE has  an existing cellular presence.

In 1992, the FCC issued a "video dialtone" ruling that allows telephone companies to transmit video signals over their networks. The FCC also recommended that Congress amend the Cable Act of 1984 to permit telephone companies to supply video programming in their service areas.

Activity directed toward changing the traditional cost-based rate of return regulatory framework for intrastate and interstate telephone services has continued. Various forms of alternative regulation have been adopted, which provide economic incentives to telephone service providers to improve
productivity and  provide  the foundation   for   the  pricing  flexibility
necessary   to   address competitive entry into the markets we serve.

In  September  1993,  the  FCC released  an  order  allowing  competing carriers
to interconnect to the local-exchange network for the purpose of   providing
switched  access  transport  services.   This   ruling complements   similar
interconnect  arrangements  for  private   line services ordered during 1992.
The order encourages competition for the transport   of  telecommunications
traffic  between  local   exchange carriers'   (LECs)   switching  offices  and
interexchange   carrier locations.  In addition, the order allows LECs
flexibility in  pricing competitive services.

These and other actions to eliminate the existing legal and regulatory barriers,
together with rapid advances in technology, are facilitating a   convergence
of   the  computer,  media  and   telecommunications industries.  In  addition
to allowing new forms of competition,  these developments   are   also  creating
new  opportunities   to   develop interactive  communications  networks.  The
Company  supports   these initiatives  to  assure  greater  competition  in
telecommunications, provided that overall the changes allow an opportunity for all service providers to participate equally in a competitive marketplace under comparable conditions.

The Company follows the accounting for regulated enterprises prescribed by Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71). In general,
SFAS No. 71 requires companies to depreciate plant and equipment over lives approved by regulators. It also requires deferral of certain costs and obligations based upon approvals received from regulators. In the event that recoverability of these costs becomes unlikely or uncertain, whether
resulting   from  actual  or  anticipated  competition   or   specific
regulatory, legislative or judicial actions, continued application of SFAS No. 71 would no longer be appropriate. If the Company no longer qualifies for the provisions of SFAS No. 71, the financial effects of the required accounting change (which would be non-cash) could be material.

INFLATION

The Company's management generally does not believe inflation has a significant impact on the Company's earnings. However, increases in costs or expenses not otherwise offset by increases in revenues could have an adverse effect on earnings.

Selected Financial Data

<CAPTIONS>
                               1993       1992     1991    1990    1989
                                           (Thousands of Dollars)
Selected Income Statement
  Items (a)
Total operating revenues    $1,162,365    $1,181,785    $1,134,028    $1,143,273    $1,205,993
Total operating expenses     1,105,308       883,119       931,610       911,992       943,905
Net operating income            57,057       298,666       202,418       231,281       262,088
Interest expense                73,874        76,177        79,284        73,894        76,320
Other - net                      1,635         2,390        (2,754)       15,437        23,547
Income tax expense
  (benefit)                    (30,661)       72,720        24,757        31,245        23,468
Income  before
  extraordinary charge          12,209       147,379       101,131       110,705       138,753
Extraordinary charge            31,250          _              _             _             _
Net  income                 $  (19,041)    $ 147,379    $  101,131    $  110,705    $  138,753
- - ------------------------ ---------------------------------------------------------------------
Dividends  declared  on
   common stock             $   77,548     $ 143,983    $   65,145    $  103,522    $  130,613
Dividends  declared on
   preferred stock               1,409         1,588         1,703         1,900         2,023
- - ------------------------ ---------------------------------------------------------------------
                                              (Thousands of Dollars)
Selected Balance Sheet Items
Investment in property,
  plant and
  equipment - net           $2,507,225     $2,467,354    $2,406,972    $2,399,657    $2,399,694
Total assets                 2,789,120      2,761,210     2,697,727     2,658,866     2,741,366
Long-term debt and
  preferred stock,
  subject to mandatory
  redemption                   715,407        719,175       780,136       690,934       777,744
Common stock and reinvested
  earnings                   1,027,867      1,125,865     1,124,057     1,089,774     1,084,491
- - -----------------------------------------------------------------------------------------------
Selected Statistics
Access lines                 1,641,324      1,553,539     1,475,743     1,423,073     1,365,164
Access line gain                87,785         77,796        52,670        57,909        54,822
Net investment in
  property, plant
  and equipment per
  access line              $    1,528     $     1,588     $    1,631    $   1,686     $   1,758
Number of employees             7,184           7,809          7,673        8,219         8,728
Access lines per employee         228             199            192          173           156
Gross plant additions
  (thousands)              $  300,616     $   293,117     $  285,638    $ 270,407     $ 188,232
- - -----------------------------------------------------------------------------------------------

(a) Per share data is omitted since the Company's common stock is 100% owned by GTE Corporation.
